Exhibit 99.1

Results of Extraordinary General Meeting

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA - 29 December 2023 Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) advises that all resolutions considered at the Extraordinary General Meeting held today were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached.

Phillip Hains
Company Secretary

Alterity Therapeutics Limited ACN 080 699 065

Level 3, 62 Lygon Street Carlton Victoria 3053 Australia
www.alteritytherapeutics.com

Alterity Therapeutics Limited Extraordinary General Meeting Friday, 29 December 2023 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Ratification of prior issue of Shares	Ordinary	150,828,432 81.93%	29,952,074 16.27%	3,312,470 1.80%	2,351,400	154,140,902 83.73%	29,952,074 16.27%	6,351,400	Carried
2 Approval for issue of Shares	Ordinary	139,071,294 76.58%	39,235,586 21.60%	3,312,470 1.82%	4,845,426	142,383,764 78.40%	39,235,586 21.60%	8,845,426	Carried
3 Approval for issue of Options	Ordinary	138,253,594 76.54%	39,033,686 21.61%	3,332,470 1.85%	5,644,626	141,586,064 78.39%	39,033,686 21.61%	9,644,626	Carried
4 Approval for issue of Securities - SPP	Ordinary	135,532,712 73.88%	44,583,474 24.30%	3,332,470 1.82%	4,850,126	130,648,470 74.56%	44,583,474 25.44%	17,066,838	Carried
5A Approval of issue of Securities - Placement - Peter Marks	Ordinary	136,391,908 73.89%	45,181,628 24.47%	3,024,662 1.64%	3,543,984	139,416,570 75.52%	45,181,628 24.48%	7,543,984	Carried
5B Approval of issue of Securities - Placement - Brian Meltzer	Ordinary	135,291,600 73.16%	45,622,628 24.67%	4,016,970 2.17%	3,327,984	139,308,570 75.33%	45,622,628 24.67%	7,327,984	Carried
5C Approval of issue of Securities - Placement - Lawrence Gozlan	Ordinary	136,345,000 73.71%	45,610,628 24.66%	3,016,970 1.63%	3,326,184	139,361,970 75.34%	45,610,628 24.66%	7,326,184	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.